UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No.___ )*

Origo Acquisition Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G67789126
(CUSIP Number)

September 13, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67789126	13G
1	NAMES OF REPORTING PERSONS

Owen Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 8,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 8,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. G67789126	13G
1	NAMES OF REPORTING PERSONS

Alan S. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 149,500 shares
	6	SHARED VOTING POWER 8,000 shares
	7	SOLE DISPOSITIVE POWER 149,500 shares
	8	SHARED DISPOSITIVE POWER 8,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
157,500 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

	(a)	Name of Issuer:

Origo Acquisition Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

708 Third Avenue
New York, New York 10017

Item 2.

1.	(a)	Name of Person Filing:	Owen Associates LLC
	(b)	Address of Principal Business Office, or, if None, Residence:
1 Old Country Road, Suite 390
Carle Place, New York 11514
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G67789126

2.	(a)	Name of Person Filing:	Alan S. Silverman
	(b)	Address of Principal Business Office, or, if None, Residence:
1 Old Country Road, Suite 390
Carle Place, New York 11514
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G67789126

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

The reporting persons hold Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”).

The percentages of beneficial ownership shown below are based on 2,977,631 Ordinary Shares that remain outstanding after the conversion of 343,806 Ordinary Shares, as reported in the Issuer’s Form 8-K, dated September 13, 2017.

The following includes securities of the Issuer held by the reporting persons as of September 13, 2017.

1.	Owen Associates LLC:
	(a)	Amount beneficially owned: 8,000[1] shares.
	(b)	Percent of class: 0.3%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 8,000[1] shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 8,000[1] shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

2.	Alan S. Silverman:
	(a)	Amount beneficially owned: 157,500[1,2,3,4,5] shares. Alan S. Silverman is the Managing Member of Owen Associates LLC.
	(b)	Percent of class: 5.3%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 149,500[2,3,4] shares.
		(ii)	Shared power to vote or to direct the vote: 8,000[1,5] shares.
		(iii)	Sole power to dispose or to direct the disposition of: 149,500[2,3,4] shares.
		(iv)	Shared power to dispose or to direct the disposition of:
8,000[1,5] shares.

1 Includes 8,000 Ordinary Shares held by Owen Associates LLC.

2 Includes 142,500 Ordinary Shares held by Alan S. Silverman.

3 Includes 3,000 Ordinary Shares held in the Alan Silverman Roth IRA account No. 1.

4 Includes 4,000 Ordinary Shares held in the Alan Silverman Roth IRA account No. 2.

5 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

A Joint Filing Agreement is attached hereto as Exhibit A.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

OWEN ASSOCIATES LLC

By:	/s/ Alan S. Silverman
Alan S. Silverman, Managing Member

/s/ Alan S. Silverman
Alan S. Silverman

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Origo Acquisition Corporation, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: March 7, 2018

OWEN ASSOCIATES LLC

By:	/s/ Alan S. Silverman
Alan S. Silverman, Managing Member

/s/ Alan S. Silverman
Alan S. Silverman
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